PHONE: (202) 467-0920 FAX: (202) 318-4486 E-MAIL ADDRESS: ncarr@bvcpc.com INTERNET ADDRESS: www.bvcpc.com	BABIRAK, VANGELLOW & CARR, P.C. ATTORNEYS AND COUNSELORS AT LAW 1920 L Street, N.W. Suite 525 Washington, D.C. 20036	Offices Also Located In: Maryland Virginia London, England

March 29, 2007

Barbara C. Jacobs, Esq.

Assistant Director

Division of Corporation Finance

Stop No. 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Guardian Technologies International, Inc. Amendment No. 1 to Form S-1 Filed on February 9, 2007 (File No. 333-139591)
Form 10-K for the fiscal year ended December 31, 2005 Form 10-Q for the period ended September 30, 2006, as amended (File No. 0-28238)

Dear Ms. Jacobs:

On behalf of our client, Guardian Technologies International, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of a letter of comment, dated March 9, 2007 (the “letter of comment”), from the staff of the Securities and Exchange Commission (“SEC”) regarding the Company’s Pre-Effective Amendment No. 1 to its registration statement on Form S-1 filed on February 9, 2007 (File No. 333-139591) (the “Registration Statement”).  In response thereto, on behalf of the Company, enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s registration statement on Form S-1 (“Pre-Effective Amendment No. 2”).

The Company is hereby amending the Company’s Registration Statement in response to comments raised in the staff’s letter of comment and to make certain other changes.  The enclosed Pre-Effective Amendment No. 2 also further updates the Company’s Registration Statement to include the Company’s audited consolidated financial statements for the year ended December 31, 2006, and to update certain other financial disclosures.  Set forth below please find responses to the comments raised by the staff in its letter of comment. We have numbered the responses below to correspond to the comments received from the staff in the letter of comment and, in each case, contain each such staff comment in full.

General

1.

Please refer to prior comment 2. We are unable to concur with your assertion that the conversion limitation provision that allows for the holder to waive the

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 29, 2007

conversion limitation of 4.99% and change it to 9.99% limitation does not provide the debenture holders with investor discretion.  Please tell us whether the conversion limitation relates to the maximum number of shares the holder could receive or whether it is rather a limitation on the holders’ right to convert at any one time.  To the extent the limitation relates to the former, please include disclosure noting that the registered shares may not be used to meet the additional share requirements if the waiver is exercised.

Response:  As we discussed with the staff, please be advised that the 4.99 % and 9.99% limitations relate to limitations on the amount of debenture a holder has the right to convert at any one time and not to limitations on the maximum number of shares the holder could receive.  See the Company’s revised disclosures under the heading “Recent Developments –Debenture and Warrant Financing – Series A Debentures,” fifth full paragraph, page 7, and under the heading “Description of Securities – Series A 10% Senior Convertible Debentures,” page 95, fourth full paragraph, of the enclosed Pre-Effective Amendment No. 2.

2.

Please refer to prior comment 3.  We are unable to concur with your assertion that the ability of the investor to waive the Equity Conditions does not give the investors a potential investment decision.  Here, it appears that the investors maintain the ability to permit payments by the company in shares of common stock, which could otherwise only occur if the Equity Conditions have been met.  The express ability of the debenture holders to waive the condition at their election as provided for in Section 2(a) constitutes investor discretion, which is not permissible in a PIPE transaction.  Note, in contrast, that mere possibility of a waiver such as you refer to in your response would not have the same result.  Please revise to clarify that the prospectus would not be available for the resale of shares issued to pay interest that accrues after the initial filing of this registration statement.  Note however that shares relating to any interest that accrued prior to the initial filing of the registration statement may be properly included in the registration statement.

Response:  Comment noted and complied with.  See the Company’s revised disclosures on page 1 of the prospectus included in the enclosed Pre-Effective Amendment No. 2, in footnote (1) under the heading “The Offering,” page 6, of Pre-Effective Amendment No. 2, under the heading “Recent Developments - Debenture and Warrant Financing - Series A Debentures,” fourth sentence of the third full paragraph, page 7, and under the heading “Selling Stockholders,” fifth sentence of the first full paragraph, page 90, and second sentence of the fourth bullet point, page 91, of the enclosed Pre-Effective Amendment No. 2.

Recent Developments, Page 6

3.

We note the revisions made to the summary description of the debenture and warrant financing in response to prior comment 5.  However, the summary section devotes seven pages of disclosure to the details of the debentures and warrants.  We believe that this information is too detailed for the summary section, which is not intended to provide all of the information regarding the matters summarized.  Please revise the disclosure to include a brief description of the debentures and warrants and include a cross-reference to the more detailed discussion located elsewhere in the prospectus, such as

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 29, 2007

Description of Securities. In making this revision, avoid using vague terms such as “certain” adjustments or milestones and instead briefly describe the types of adjustments or milestones.

Response:  Comment complied with.  See the Company’s revised disclosures under the heading “Recent Developments – Debenture and Warrant Financing” pages 6 through 8, of the enclosed Pre-Effective Amendment No. 2.

Risk Factors, Page 14

4.

Please refer to prior comment 6.  While we note the added risk factor regarding the severe working capital deficit and the company’s reliance on loans and salary deferments from officers of the company, we did not locate disclosure regarding your liquidity position and whether you have sufficient cash resources to meet your financial obligations for the next 12 months.  Please revise the first risk factor that begins “Our business plan and technologies are unproven” to alert investors to the fact that your current cash resources will fund less than one month of operations, if true, and then state the amount required to fund your financial obligations for the next 12 months.

Response:  Comment complied with.  See the Company’s revised disclosures included in the above-referenced risk factor under the heading “Risk Factors,” page 11, of the enclosed Pre-Effective Amendment No. 2.

Legality Opinion

5.

We reissue prior comment 12.  Your legality opinion dated February 8, 2007 continues to retain the reference to the laws of the District of Columbia.  Please either remove the reference to the laws of the District of Columbia or explain the reason for including the reference.

Response:

Comment complied with.  See revised legal opinion filed as Exhibit 5.1 to the enclosed Pre-Effective Amendment No. 2.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (202) 467-0916.

Respectfully submitted,

/s/ Neil R.E. Carr

Neil R.E. Carr

cc:

Maryse Mills-Apenteng, Esq. (with enclosure)

Securities and Exchange Commission

Mr. Michael W. Trudnak

Guardian Technologies International, Inc.